3/30/04

SECURITI [barcode] ISSION

04018008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44862

RECEIVED MAR - 1 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greif & Co.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 W. 5th Street, Sixty Fifth Floor
(No. and Street)

Los Angeles (City) California (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lloyd Greif (213) 346-9255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GUMBINER, SAVETT, FINKEL, FINGLESON & ROSE, INC.
(Name – *if individual, state last, first, middle name*)

1723 Cloverfield Blvd. (Address) Santa Monica (City) California (State) 90404 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 3/30

OATH OR AFFIRMATION

I, Lloyd Greif, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREIF & CO., as of ____________, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HILDA B. MORENO
Commission # 1311399
Notary Public - California
Los Angeles County
My Comm. Expires Jun 30, 2005

GREIF & CO.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2003

GREIF & CO.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2003

TABLE OF CONTENTS

GUMBINER, SAVETT, FINKEL, FINGLESON & ROSE, INC.
CERTIFIED PUBLIC ACCOUNTANTS
Santa Monica, California

Independent Auditors' Report

The Board of Directors
Greif & Co.
Los Angeles, California

We have audited the accompanying statement of financial condition of Greif & Co. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Greif & Co. as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Gumbiner, Savett, Finkel, Fingleson & Rose, Inc.

January 26, 2004

GREIF & CO.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

ASSETS		
Cash (Note 2)	$	120,089
Securities		1,706,762
Investment banking receivables, net of allowance of $94,000 (Notes 2 and 3)		1,462,414
Property and equipment, at cost, net of accumulated depreciation (Note 4)		1,122,059
Prepayments and other assets		51,235
TOTAL ASSETS	$	4,462,559

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued bonuses	$	406,192
Accounts payable and accrued expenses		376,169
TOTAL LIABILITIES		782,361
COMMITMENTS (Note 5)		
STOCKHOLDER'S EQUITY		
Common stock, no par value: Authorized, 100,000 shares; Outstanding, 1,000 shares		10,000
Retained earnings		3,670,198
TOTAL STOCKHOLDER'S EQUITY		3,680,198
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	4,462,559

The accompanying notes are an integral part of this statement.

GREIF & CO.
NOTES TO STATEMENT OF FINANCIAL CONDITION
For the year ended December 31, 2003

Greif & Co. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company provides investment banking services to companies seeking to raise capital or acquire or divest operations.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation:

Depreciation is computed on an accelerated method based on the estimated useful lives of the assets, generally as follows:

Furniture and fixtures	7 years
Office equipment	5 years
Auto	5 years

Leasehold improvements are amortized over the shorter of the life of the applicable lease or the life of the asset.

S corporation election:

The Company and its stockholder have elected to treat corporate taxable income as income to the stockholder. Accordingly, federal and state income taxes are liabilities of the stockholder and not of the Company, except that California levies a 1.5% tax on electing corporations.

Investment banking receivables:

Investment banking receivables are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on overdue receivables.

(Continued)

GREIF & CO.
NOTES TO STATEMENT OF FINANCIAL CONDITION (Continued)
For the year ended December 31, 2003

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for doubtful accounts

The allowance for doubtful accounts on investment banking receivables is charged to income in amounts sufficient to maintain the allowance for uncollectible accounts at a level management believes is adequate to cover any probable losses. Management determines the adequacy of the allowance based on information collected from individual customers. Investment banking receivables are charged off against the allowance when collectibility is permanently impaired.

Securities:

Securities consist primarily of revenue bonds carried at market value which approximates cost as of December 31, 2003. Market value is determined using quoted market prices, if available. If a quoted market price is not available, market value is estimated using quoted market prices of similar securities.

Customer accounts:

The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, the Company has complied with the exemptive provisions of rule 15c3-3 of the Securities and Exchange Commission throughout the year ended December 31, 2003.

NOTE 2: CONCENTRATIONS

Cash:

The Company maintains cash balances at a financial institution which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. At various times throughout the year, the cash balances are in excess of the FDIC insurance limits.

Investment banking receivables:

As of December 31, 2003, 84% of the investment banking receivables were due from two clients.

NOTE 3: NON-MONETARY TRANSACTION

As part of an investment banking fee arrangement, the Company is entitled to receive shares of the common stock of Sysco Food Services of California, Inc. ("Sysco shares"). These shares vest each year through 2004, if certain performance criteria are met by a client company, and are to be distributed during 2004.

(Continued)

GREIF & CO.
NOTES TO STATEMENT OF FINANCIAL CONDITION (Continued)
For the year ended December 31, 2003

NOTE 3: NON-MONETARY TRANSACTION (Continued)

During the year ended December 31, 2003, the Company recognized $962,256 of revenue and related receivables for Sysco shares that have vested through December 31, 2003. The amounts earned were based on the fair value of the Sysco shares on each of the measurement dates specified in the agreement. A portion of the investment banking fees were earned in previous years, however, such amounts were fully reserved due to uncertainty as to the future value of the Sysco shares. Due to the continuous increase in the value of the Sysco shares over the past four years, and since these shares will be distributed in 2004, the Company reduced its reserve and recognized all of the revenue earned to date.

NOTE 4: PROPERTY AND EQUIPMENT

As of December 31, 2003, property and equipment consisted of the following:

Furniture and fixtures	$	1,546,408
Office equipment		129,549
Autos		33,580
Leasehold improvements		1,046,064
		2,755,601
Less accumulated depreciation		(1,633,542)
	$	1,122,059

NOTE 5: COMMITMENTS

The Company leases office space, two automobiles and office equipment under non-cancelable operating leases pursuant to agreements expiring through June 15, 2010. The office lease requires additional payments based on the operating costs of the building and provides for two five-year options to renew. The Company entered into a letter of credit agreement with its bank for $60,000 as a credit enhancement for the office space lease.

Minimum annual rental payments are as follows:

Year Ending		
2004	$	185,000
2005		183,000
2006		186,000
2007		186,000
2008		181,000
Thereafter		264,000
	$	1,185,000

Total rent expense for the year ended December 31, 2003 amounted to approximately $325,000, which includes contingent rent amounting to approximately $163,000.

NOTE 6: NET CAPITAL REQUIREMENT AND OTHER REGULATIONS

As a registered broker and dealer in securities and as a member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. This rule prohibits a broker and dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined in the rule. At December 31, 2003, the Company's net capital, as defined, was $1,233,826, which exceeded the required minimum net capital by $1,208,342.